Exhibit 99.1

Sky-mobi Limited Enters into Definitive Agreement for Going Private Transaction

HANGZHOU, China, Aug. 22, 2016 — Sky-mobi Limited (“Sky-mobi” or the “Company”) (Nasdaq: MOBI), a mobile application platform and game publisher in China, today announced that it has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Amber Shining Investment Limited (“Parent”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and Power Rich Limited (“Merger Sub”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent.

Subject to satisfaction of the Merger Agreement’s terms and conditions, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”). Pursuant to the Merger Agreement, at the effective time of the Merger, each of the Company’s common shares (including the Company’s common shares in the form of American depositary shares, or “ADSs”, each representing eight common shares) issued and outstanding immediately prior to the effective time of the Merger (the “Shares”) will be cancelled and cease to exist in exchange for the right to receive US$0.275 per Share or US$2.2 per ADS, in each case, in cash and without interest, except for (a) Shares, including such Shares represented by the ADSs, held by Mr. Michael Tao Song, chairman and chief executive officer of Sky-mobi, Xplane Limited and Mobi Joy Limited (collectively, the “Rollover Holders”), Parent (together with the Rollover Holders and the Merger Sub, the “Buyer Group”), the Company or any of their subsidiaries, which will be cancelled and cease to exist and no payment or distribution will be made with respect thereto and (b) Shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which will be cancelled and cease to exist in exchange for the right to receive the payment resulting from the procedure set forth in Section 238 of the Companies Law of the Cayman Islands. The consideration of the Merger represents a premium of 25% over the Company’s closing price of US$1.76 per ADS on June 22, 2016, the last trading day prior to the Company’s announcement of its receipt of a “going-private” proposal.

The Buyer Group intends to fund the Merger with the proceeds from a committed loan facility in the amount of US$40 million arranged by China Merchants Bank Co., Ltd., New York Branch, pursuant to a debt commitment letter dated as of today.

The Company’s board of directors (the “Board”), acting upon the unanimous recommendation of a special committee of disinterested directors that are unaffiliated with Parent or Merger Sub (and that are not members of the Company’s management) (the “Special Committee”), authorized and approved the Merger Agreement and the Merger and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the Merger. The Special Committee negotiated the terms of the Merger Agreement with the assistance of its independent financial and legal advisors.

The consummation of the Merger is subject to customary closing conditions, including the approval of the Merger Agreement by an affirmative vote of holders of at least two-thirds of the Shares present and voting in person or by proxy at a meeting of the Company’s shareholders which will be convened to consider the approval of the Merger Agreement and the Merger. The Rollover Holders have entered into a support agreement pursuant to which each has agreed, among other things, to vote all of his or its Shares in favor of the authorization and approval of the Merger Agreement and the Merger. If completed, the Merger will result in the Company becoming a privately-held company and its ADSs will no longer be listed on the NASDAQ Global Market.

In connection with the Merger, Roth Capital Partners, LLC is serving as a financial advisor to the Special Committee; Orrick, Herrington & Sutcliffe LLP is serving as U.S. legal advisor to the Special Committee; Conyers Dill & Pearman is serving as Cayman Islands legal advisor to the Special Committee; and Cleary Gottlieb Steen & Hamilton LLP is serving as U.S. legal advisor to the Company.

Gibson, Dunn & Crutcher LLP is serving as U.S. legal advisor to the Buyer Group; and Walkers is serving as Cayman Islands legal advisor to the Buyer Group.

Additional Information about the Transaction

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a report on Form 6-K regarding the Merger, which will include the Merger Agreement. All parties desiring details regarding the Merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company will prepare and mail a proxy statement to its shareholders. In addition, certain participants in the Merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, shareholders will also be able to obtain these documents, without charge, by contacting the Company at the following address and/or telephone number:

Sky-mobi Limited

10/F, Building B, United Mansion

No. 2 Zijinghua Road, Hangzhou

Zhejiang 310013

People’s Republic of China

Telephone: +86-571-87966755

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the Company’s shareholders with respect to the Merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the Merger when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the Merger go forward.

About Sky-mobi Limited

Sky-mobi Limited is a mobile application platform and game publisher in China. The Company works with handset companies to pre-install its Maopao App Store and other Maopao applications on handsets and with content providers to provide users with applications and content titles. Users of Maopao App Store can browse, download and enjoy a range of applications and content, such as single-player games, mobile music and books on various mobile handsets with different hardware and operating system configurations. The Company also publishes domestic and foreign game titles through its own Maopao App Store platform and third party platforms. The Company's mobile social network community in China, the Maopao Community, offers mobile social games as well as applications and content with social networking functions to its registered users. The Company is based in Hangzhou, China. For more information, please visit: www.sky-mobi.com.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as "may," "will," "believes," "expects," "anticipates," "intends," "estimates," "plans," "continues" or other similar expressions, the negative of these terms, or other comparable terminology. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and its industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

For further information, please contact:

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com